Exhibit 99.13

RECEIPT

KEEGAN RESOURCES INC.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated May 8, 2009 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta. A receipt for the preliminary prospectus is deemed to be issued by the regulator in this jurisdiction, if the conditions of the Instrument have been satisfied.

May 8, 2009

Michael L. Moretto
__________________________________

Michael L. Moretto, CA
Manager, Corporate Finance

SEDAR Project # 1418434